                                                                Exhibit 99(b)(2)


                                             [UBS Bridge Loan Commitment Letter]

                                       UBS AG

                                  STAMFORD BRANCH
                              677 WASHINGTON BOULEVARD
                             NEW YORK, NEW YORK  06901

                                                                  August 3, 1998

Coal Ventures, Inc.
c/o Addington Enterprises, Inc.
1500 North Big Run Road
Ashland, Kentucky  41101

                    Re:  Zeigler Coal Acquisition Financing
                         ----------------------------------

Ladies and Gentlemen:

          We understand that Coal Ventures, Inc. (together with its subsidiaries and any entities it or Addington Enterprises, Inc. or Mr. Larry Addington, individually, may use or form in connection with the Acquisition (as defined below), the "COMPANY") is considering a transaction in which the Company would acquire (the "ACQUISITION") all of the outstanding common stock (the "COMMON STOCK") of Zeigler Coal Holding Company (the "ACQUIRED BUSINESS"), pursuant to a merger (the "MERGER") of a wholly owned subsidiary of the Company with the Acquired Business. It is understood that the Merger will be preceded by a tender offer for not less than 90% of the fully-diluted Common Stock (the "TENDER OFFER") such that after consummation of the Tender Offer the Company will effect a short-form merger with the Acquired Business without any shareholder approval in accordance with Section 253 of the Delaware General Corporation Law. You have advised us that the Acquired Business has no classes of capital stock outstanding (or other equity interests) other than the Common
Stock.   In addition, you have advised us that, in conjunction with the
Acquisition, the Company will refinance approximately $250.0 million of its existing debt and approximately $110.0 million of the existing debt of the Acquired Business (the "REFINANCING"). We understand that, prior to the Acquisition, Addington Enterprises, Inc. and Mr. Larry Addington will contribute all of the outstanding capital stock of Coal Ventures, Inc. to a holding company ("HOLDINGS"), such that Coal Ventures, Inc. will be a wholly-owned subsidiary of the Holdings. In the event that the Consent referred to be-


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                                         -2-


low is obtained prior to the consummation of the Acquisition, it is intended that Coal Ventures, Inc. will be merged with its wholly owned subsidiary, AEI Holding Company, Inc., such that AEI Holding Company, Inc. will be a direct wholly owned subsidiary of Holdings. References to the Company herein shall be deemed to include the Acquired Business on a post-Acquisition basis. In the event that the Consent is not obtained, AEI Holding Company, Inc. will not be a party to the Financing Documents (as defined below).

          We further understand that up to approximately $1.350 billion of new funds are required to consummate the Acquisition, effect the Refinancing, to issue approximately $145.0 million in letters of credit relating to industrial revenue bonds of the Acquired Business, to pay fees and expenses in connection with the Acquisition and the Refinancing and to provide approximately $130.0 million of working capital availability to the Company on a post-Acquisition basis (collectively, the "TRANSACTIONS"). In addition to the foregoing, approximately $10.0 million of the Bridge Loan Facility and/or Bank Financing will be used for the acquisition of Kindill Mining Inc. Of such amount, up to $500.0 million would be provided by the issuance by the Company of senior subordinated debt, up to $100.0 million would be provided by the issuance by Holdings of deferred interest senior debt of Holdings (the proceeds of which would be contributed to the Company in the form of common equity), up to $450.0 million would be provided through secured term loan facilities made available to the Company, and up to $300.0 million would be provided through a secured revolving credit facility made available to the Company (together with the term facilities, the "BANK FINANCING"). You have advised us that, other than the debt referred to in this paragraph, after giving effect to the Acquisition and the Refinancing, (x) none of the Company, the Acquired Business or any of their subsidiaries will have any debt outstanding, except as set forth on Schedule 1 attached hereto, and (y) neither the Acquired Business nor any of the subsidiaries of the Company or the Acquired Business will have any equity interests outstanding. You have advised us that, in order to effect the merger of Coal Ventures, Inc. with and into AEI Holding Company, Inc., the obtaining of consents and waivers (the "CONSENT") from the requisite holders of the 10% Series B Senior Notes due 2007 of AEI Holding Company, Inc. (the "EXISTING NOTES") will be necessary, and that it is the Company's intention to seek to obtain such Consent as soon as practicable after the execution of the Acquisition Agreement referred to below.

          In connection with the Transactions, (i) the Company has (prior to the execution of this letter) engaged one or more investment banks to sell or place debt securities of Holdings and the Company (the "DEBT SECURITIES") for aggregate gross proceeds of up to $600.0 million and to sell or place debt securities of the Company to refinance any bridge or other temporary debt financing of the Company incurred in connection with the Transactions; and
(ii) you have received a commitment from UBS AG to provide the Bank Financing (the "UBS BANK FINANCING COMMITMENT LETTER").

          You have requested that UBS AG, Stamford Branch (the "LENDER") commit to provide to Holdings funds in the amount of up to $100.0 million in the form of a senior bridge loan facility (the "HOLDINGS BRIDGE LOAN") and to the Company funds in the amount of up to $500.0 million in the form of a senior subordinated bridge loan facility to be made available as described in Section 1 hereof (the "COMPANY BRIDGE LOAN" and, together with the Holdings Bridge Loan, the "BRIDGE LOANS" which will be made under the "BRIDGE LOAN FACILITY"). Drawings under the Bridge Loan Facility, together with borrowings under the Bank Financing, are to be used (i) to finance the Acquisition, (ii) to effect the Refinancing and
(iii) to pay fees and expenses incurred in connection with the Transactions.

          Accordingly, subject to the terms and conditions set forth or incorporated in this letter, the Lender agrees with you as follows:

          Section 1. BRIDGE LOAN FACILITY. The Lender hereby commits, subject to the terms and conditions hereof and in the summary term sheet attached hereto as EXHIBIT A (the "TERM SHEET") and in the letter of even date herewith addressed to the undersigned by you providing among other things for certain fees relating to the Bridge Loan Facility (the "FEE LETTER"), to provide to Holdings a senior bridge loan facility and to the Company a senior subordinated bridge loan facility, each of which will be available in a single drawing at the time of the acceptance of shares pursuant to the Tender Offer (the "CLOSING DATE") in the amount of up to $100.0 million in the case of the Holdings Bridge Loan and up to $500.0 million in the case of the Company Bridge Loan. The proceeds of the Bridge Loan Facility shall be used solely for the purposes described above. The principal terms of the Bridge Loan are summarized in the Term Sheet. The effectiveness of this commitment is conditioned upon your acceptance of this letter and the Fee Letter, and the Lender's receipt of executed counterparts thereof.


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                                         -4-


          Unless the Lender's commitment hereunder shall have been terminated pursuant to Section 7, the Lender shall have the exclusive right to provide the Bridge Loan Facility or other bridge or interim financing required in connection with the Transactions.

          It is understood and agreed that the Lender shall be entitled, with your consent (which shall not be unreasonably withheld), to change the structure (including the establishment of sub-facilities and/or changing the amounts of the Holding Bridge Loan and the Company Bridge Loan), terms and amounts of the Bridge Loan Facility if the Lender deems such changes advisable in order to ensure a successful syndication of the Bridge Loan Facility; provided, that, the aggregate commitment under the Bridge Loan Facility remains the same.

          The Company hereby represents and covenants that (a) all information other than the Projections (as defined below) and other than any reserve studies prepared by third parties, which has been or is hereafter made available to the Lender by the Company or any of the Company's respective representatives, advisors or affiliates in connection with the transactions contemplated hereby (the "INFORMATION") is, or in the case of Information made available after the date hereof will be, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements were or are made, not misleading and (b) all financial projections concerning the Company or the Acquired Business that have been or are hereafter made available to the Lender by the Company or any of the Company's representatives, advisors or affiliates in connection with the transactions contemplated hereby (the "PROJECTIONS") have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions. You agree to supplement the Information and the Projections from time to time until the Closing Date so that the representation and warranty made in the preceding sentence is correct on the Closing Date. In arranging and syndicating the Bridge Loan Facility, the Lender will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement is executed and thereafter the disclosure representations contained herein shall be superseded by those contained in such definitive financing agreement.

          Section 2. FINANCING DOCUMENTATION. The Bridge Loan Facility and the funding thereunder will be governed by definitive loan and related agreements and documentation (collectively, the "FINANCING DOCUMENTATION") in form and substance satisfactory to the Lender. The Financing Documentation shall be prepared by Cahill Gordon & Reindel, special counsel to the Lender.
The Financing Documentation shall contain such covenants, terms and conditions as are consistent with this letter and the Term Sheet and such other customary covenants, terms, conditions, representations, warranties, events of default and remedies provisions as shall be reasonably satisfactory to the Lender and you.

          Section 3.     CONDITIONS.  The obligation of the Lender under
Section 1 of this letter to provide the Bridge Loan Facility and to make any loan thereunder is subject to fulfillment of conditions precedent typical in the context of an acquisition, including the payment of all fees due and owing under the Fee Letter and the following:

          (a) FINANCING AND OTHER DOCUMENTATION. Holdings, the Company and the Lender shall have entered into the Financing Documentation relating to the Bridge Loan Facility and the transactions contemplated thereby, on terms consistent with the Term Sheet and otherwise in form and substance satisfactory to the Lender. The Company shall have entered into definitive documentation on terms consistent with the UBS Bank Financing Commitment Letter in form and substance satisfactory to the Lender with respect to the Bank Financing (collectively with all documents and instruments related thereto or delivered in connection therewith, the "BANK DOCUMENTS") providing for commitments thereunder in an amount that is, together with the borrowings under the Bridge Loan Facility, sufficient to consummate the Transactions. The Company shall have entered into definitive documentation in connection with all aspects of the Refinancing as it relates to the Acquired Business, in each case on terms and conditions, and in form and substance, satisfactory to the Lender and such documentation shall be in full force and effect. Such documentation shall provide for all aspects of the Refinancing, including the release of all liens and other security arrangements to the extent required by the terms of the Financing Documentation, to occur at or prior to the time of the consummation of the Acquisition.

          (b) NO ADVERSE CHANGE OR DEVELOPMENT, ETC. (i) The Acquired Business shall not have sustained any loss or in-


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                                         -6-


     terference with respect to its business or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, which loss or interference, in the reasonable judgment of the Lender, has had or has a material adverse effect on the business, condition (financial or other), or operations of the Acquired Business and its subsidiaries taken as a whole and there shall not have been, in the reasonable judgment of the Lender, any material adverse change in the business, condition (financial or other), or operations of the Acquired Business and its subsidiaries taken as a whole; (ii) trading generally shall not have been suspended or materially limited on or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers, Inc.; (iii) a general moratorium on commercial banking activities in New York shall not have been declared by either Federal or New York State governmental authorities; and (iv) there shall not have occurred any outbreak or escalation of hostilities or any material adverse change in financial markets or any calamity or crisis that, in the reasonable judgment of the Lender, makes it impracticable to sell or syndicate the Bridge Loan Facility or to proceed with the offer or sale of the Securities (as defined below). As used in the previous sentence, "material adverse change in financial markets" shall mean a decline of 12% or more in the Dow Jones Industrial Average from the date of this letter.

          (c) NO DEFAULTS. The consummation of the Transactions, borrowings under the Bridge Loan Facility and borrowings under the Bank Financing will not cause or result in any breach or default (including any event, which, with notice or lapse of time or both would be a breach or a default) or trigger any repurchase requirements under any of the terms or provisions of any of the instruments or agreements of the Company, the Acquired Business or any affiliate of the Company or the Acquired Business to remain outstanding after the consummation of the Transactions.

          (d) CONSUMMATION OF THE ACQUISITION. The Company shall have entered into an acquisition agreement with respect to the Acquired Business on terms and in form and substance reasonably satisfactory to the Lender (the "ACQUISITION AGREEMENT"). All material conditions in the Acquisition Agreement shall have been satisfied, and not waived or modified except with the consent of the Lender (which shall not be unreasonably withheld), and all covenants in the Acquisition Agreement shall have been satisfied (without waiver or modification) in all material respects and all representations and warranties contained therein shall be true and correct in all material respects (without waiver or modification). Funding under the Bridge Loan Facility and consummation of the Tender Offer and Merger shall occur as outlined in Annex A hereto.. In the event that the Merger is to be preceded by the Tender Offer, the Merger shall be structured so that it will be consummated within one business day of the consummation of the Tender Offer.

          (e) LEGAL AND SOLVENCY OPINIONS. As of the Closing Date, the Lender shall have received (x) legal opinions from attorneys, and in form and substance, reasonably satisfactory to the Lender regarding such matters relating to the Company, the Acquired Business and the Transactions as the Lender shall reasonably request and (y) a solvency opinion from experts, and in form and substance, reasonably satisfactory to the Lender and the Board of Directors of Ziegler, setting forth the conclusion that, after giving effect to the Transactions, the making of the Bridge Loans, the funding of the Bank Financing, the Company is not insolvent and will not be rendered insolvent by the Transactions and the related borrowings and will not be left with unreasonably small capital with which to engage in its business and will not have incurred debts beyond its ability to pay such debts as they mature.

          (f) APPLICABLE LAW. The consummation of the Transactions, borrowings under the Bridge Loans and borrowings under the Bank Financing shall be in compliance with all applicable statutes, laws, rules and regulations of all applicable governmental and regulatory agencies and authorities. There shall not exist any judgment, order, injunction or other restraint prohibiting or delaying or imposing conditions upon consummation of any portion of the Transactions, the making of loans under the Bridge Loan Facility and the making of loans under the Bank Financing.

          (g) LITIGATION. No litigation or similar proceeding (governmental or other) shall exist or be threatened with respect to the Company, the Acquired Business or any of the respective affiliates which the Lender shall determine is reasonably likely to have a material adverse effect on the Company or the Acquired Business, the Financing Documentation or the making of the Bridge Loans, the ability to sell or place the Securities or any of the other financing arrangements contemplated herein.

          (h) CONTRIBUTION. Immediately upon the funding of the Holdings Bridge Loan, Holdings shall invest or contribute the proceeds thereof in Coal Ventures, Inc.

          Section 4. TAKE-OUT FINANCING. The Company shall take any and every action necessary or desirable, to the extent within the power of the Company, so that the Take-Out Bank can, as soon as practicable before or after the Closing Date, publicly sell or privately place the Securities. If the Bridge Loans shall not have been refinanced in full prior thereto, the Company shall agree that upon notice by the Take-Out Bank (a "SECURITIES DEMAND"), at any time and from time to time prior to the first anniversary of the Closing Date, Holdings, the Company and/or the Acquired Business will cause the issuance and sale of Securities upon such terms and conditions as specified in the Securities Demand; PROVIDED that (i) the interest rates (whether floating or fixed) shall be determined by the Take-Out Bank in light of the then prevailing market conditions; (ii) the maturity of any Securities shall not be earlier than the eighth anniversary of the Closing Date; (iii) the Securities will be issued pursuant to one or more indentures substantially in the form negotiated by the Company and the Take-Out Bank prior to the Closing Date and which shall contain such terms, conditions and covenants as are customary for similar financings and as are reasonably satisfactory in all respects to the Take-Out Bank and its counsel and the Company and its counsel; and (iv) all other arrangements with respect to the Securities shall be reasonably satisfactory in all respects to the Take-Out Bank in light of the then prevailing market conditions. Before offering common equity of Holdings in connection with the issuance and sale of Securities of the Company, the Take-Out Bank will consult with the Company regarding prevailing market conditions and the advisability of issuing common equity to facilitate the placement of such Securities.

          Further, if it shall reasonably be determined by the Take-Out Bank based on the prevailing market conditions that it is necessary and advisable to sell the Securities with an equity component, Holdings shall issue common equity to the purchasers of the Securities in such amount as is necessary in order for Holdings and the Company to receive net proceeds from the sale of the Securities in an amount sufficient to repay the Bridge Loans in full; PROVIDED that in no event will Holdings be required to issue common equity representing more than 5% of its outstanding common equity (calculated on a fully-diluted basis) pursuant to this sentence.

          Section 5. INDEMNIFICATION. The Company agrees to indemnify and hold harmless the Lender and its affiliates (including, without limitation, any controlling person) and the directors, officers, employees and agents of the foregoing parties (collectively, the "INDEMNIFIED PERSONS") from and against any and all losses, claims, demands, damages, liabilities and other expenses (or actions or other proceedings commenced or threatened in relation thereto) that may arise out of or in any way relate to or result from the transactions contemplated by this letter or relate to or in any way arise from any proposed or actual use of the proceeds of the Bridge Loan Facility or the Securities, and to reimburse each Indemnified Person for any reasonable legal or other expenses incurred in connection with investigating, preparing to defend or defending against any such loss, claim, demand, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding out of which any such expenses arise). The Company will not, however, be responsible for any such losses, claims, demands, damages, liabilities or expenses of any Indemnified Person that are finally judicially determined to have arisen out of the gross negligence or bad faith of such Indemnified Person. The Company shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Company agrees to indemnify the Indemnified Person from and against any loss or liability by reason of such settlement or judgment subject to the rights of the Company in this paragraph to claim exemption from its indemnity obligations. The Company shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding. The Company's obligation to indemnify the Indemnified Persons and pay such expenses shall remain in effect regardless of whether any Financing Documentation is signed. The Lender shall not be liable to any other person for consequential damages which may be alleged as a result of this letter or the transactions contemplated hereby.

          Section 6. EXPENSES. In addition to any fees that may be payable to the Lender hereunder and in the Fee Letter and regardless of whether any of the transactions contemplated by this letter are consummated, this letter agreement is terminated, the Financing Documentation is executed and delivered or any loans are made under the Bridge Loan Facility, the Company hereby agrees to reimburse the Lender for all reasonable fees and disbursements of legal counsel and consultants, including but not limited to the fees and disbursements of Cahill Gordon & Reindel, the Lender's special counsel, and all of the Lender's travel and other reasonable out-of-pocket expenses incurred in connection with the Transactions or otherwise arising out of the Lender's commitment hereunder.

          Section 7. TERMINATION. The Lender's commitment hereunder to provide the Bridge Loan Facility shall terminate, unless expressly agreed to by the Lender in its sole discretion to be extended to another date, on the earlier of (A) October 15, 1998 if the loans under the Bridge Loan Facility shall not have funded; (B) the termination of the agreement to consummate the Acquisition in accordance with the terms of the Acquisition Agreement and (C) immediately after the making of the loans under the Bridge Loan Facility on the Closing Date. No such termination of such commitment shall affect your obligations under Sections 5, 6, 9 and 10 hereof or this Section 7, which shall survive any such termination.

          Section 8. ASSIGNMENT. This letter shall not be assignable by any party hereto without the prior written consent of the other parties (other than, in the case of the Lender, to an affiliate of the Lender, it being understood that any such affiliate shall be subject to the restrictions set forth in this
Section 8); PROVIDED, HOWEVER, that the Lender shall have the right, in its sole discretion to syndicate its commitment to provide the Bridge Loan Facility among banks or other financial institutions pursuant to the Financing Documentation or otherwise and to sell, transfer or assign all or any portion of, or interests or participations in, the Bridge Loan and any notes issued in connection therewith; PROVIDED, FURTHER, that upon delivery by the Lender of a commitment letter for all or a portion of the Bridge Loan Facility from a reputable financial institution containing terms no less favorable to the Company than the terms hereof, the Lender shall be fully relieved of its obligations hereunder to the extent of the commitment set forth in such commitment letter. Any financial institution that executes and delivers such a commitment letter shall become a "Lender" hereunder. In connection with this commitment, the Company understands that the undersigned intends to com-mence syndication of the Bridge Loan Facility promptly after the execution hereof by the Company, and the Company agrees actively to assist the undersigned in achieving a syndication that is satisfactory to the undersigned. Such syndication will be carried out in consultation with the Company and will be accomplished by a variety of means including direct contact during the syndication between senior management, representatives and advisors of the Company and the prospective syndicate members. In addition, the Company hereby agrees (i) to provide the undersigned and other prospective syndicate members with all information reasonably deemed necessary to the undersigned to complete syndication, including information relating to the Acquired Business, (ii) to assist the undersigned in preparing an information memorandum to be used in connection with the syndication activities and (iii) to attend, and to cause the persons referred to in the preceding sentence to attend, one or more meetings of prospective syndicate members. The Company agrees that if any other financing activities (whether in the bank or securities markets) being conducted or proposed to be conducted by or on behalf of any of the entities comprising the Company or its affiliates could, in the judgment of the undersigned, disrupt or otherwise materially adversely affect the successful syndication of the Bridge Loan Facility, the Company will cause such other financing activities to be coordinated with the syndication of the Bridge Loan Facility to avoid disruption or adverse impacts on the syndication activities contemplated hereby.

          Section 9. CONFIDENTIALITY. This letter is confidential and shall not be disclosed by you to any person other than your attorneys and other advisors, and to the Acquired Business and its attorneys and other advisors, and then only on a confidential basis and in connection with the Acquisition and other related transactions contemplated herein. Additionally, you may make such disclosures of this letter as are required by law or judicial process or as may be required or appropriate in response to any summons or subpoena or in connection with any litigation, it being understood that in such event you shall first give the Lender prior written notice thereof. Notwithstanding the foregoing, any disclosures required under the Securities Exchange Act may be made in connection with the Tender Offer. If this letter agreement is not accepted by you as provided in the final paragraph of this letter, you are directed to immediately return this letter (and copies hereof) to the undersigned.

          Section 10. MISCELLANEOUS. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE

STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES GOVERNING CONFLICTS OF LAWS. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR ACTION ARISING OUT OF THIS AGREEMENT OR CONDUCT IN CONNECTION WITH THIS ENGAGEMENT IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY OF THE MATTERS CONTEMPLATED HEREBY. This letter embodies the entire agreement and understanding between you and the Lender and supersedes all prior agreements and understandings relating to the subject matter hereof. This letter may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

          The Lender reserves the right to employ the services of its affiliates (including Warburg Dillon Read LLC ("WDRI") in providing services contemplated by this letter and to allocate, in whole or in part, to WDRI certain fees payable to the Lender in such manner as the Lender and WDRI may agree in their sole discretion. You acknowledge that the Lender may share with any of its affiliates (including WDRI) and such affiliates may share with the Lender (in each case, subject to any confidentiality agreements applicable thereto), any information related to you or your affiliates and the Acquired Business (including information relating to creditworthiness), the Transactions or the Acquisition or the financing therefor.

          If you are in agreement with the foregoing, please sign and return to the Lender at 677 Washington Boulevard, Stamford, Connecticut 06901, the enclosed copy of this letter no later than 5:00 p.m., New York time, on August 3, 1998, whereupon the undertakings of the parties shall become effective to the extent and in the manner provided hereby. This offer shall terminate if not so accepted by you on or prior to that time.

                                        Very truly yours,

                                        UBS AG

                                        By:  /s/ Gary Riddell
                                             ----------------------------
                                        Name:  Gary Riddell
                                        Title: Executive Director Credit Risk
                                               Management

                                        By:  /s/ Michael Y. Leder
                                             ----------------------------
                                        Name:  Michael Y. Leder
                                        Title: Executive Director Leveraged
                                               Finance

                                        WARBURG DILLON READ LLC

                                        By:  /s/ Michael Y. Leder
                                             ----------------------------
                                        Name:  Michael Y. Leder
                                        Title: Executive Director Leveraged
                                               Finance

                                        By:  /s/ Kay Ahlburg
                                             ----------------------------
                                        Name:  Kay Ahlburg
                                        Title: Executive Director Leveraged
                                               Finance

Accepted and Agreed to as of the
date first above written:

COAL VENTURES, INC.

By:  /s/ Donald P. Brown
     ----------------------------
     Name:  Donald P. Brown
     Title: President

                                                                       EXHIBIT A


                                BRIDGE LOAN FACILITY

                               SUMMARY TERM SHEET (1)

BORROWERS, CO-OBLIGORS
AND GUARANTORS:                    Holdings, in the case of the Holdings Loan
                                   and Coal Ventures, Inc., in the case of the Company Loan and each of the subsidiaries of Coal Ventures, Inc. and any other entity which is a borrower under, or guarantor of, the Bank Financing (other than Bowie
                                   Resources, Limited, Yankeetown Dock
                                   Corporation, and, until the Consent has been obtained, AEI Holding Company, Inc.)
                                   (collectively, the "BORROWER") as shall be determined by the Lender.

LENDER:                            UBS AG, Stamford Branch.

AMOUNT: $100.0 million senior unsecured bridge loan to Holdings (the "HOLDINGS BRIDGE LOAN"); and $500.0 million senior subordinated bridge loan to the Company (the "COMPANY BRIDGE LOAN" and, together with the Holdings Bridge Loan, the "BRIDGE LOANS").

MATURITY:                          The commitment to provide the Bridge Loan
                                   Facility shall automatically expire on
                                   October 15, 1998 if the loans under the



----------

(1) Capitalized terms used herein and not defined herein shall have the meanings provided in the bridge loan commitment letter to which this summary term sheet is attached.


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                                         -2-


                                   Bridge Loan Facility shall not have been funded. Any outstanding amount under the Bridge Loan Facility will be required to be repaid in full on the earlier of (a) one year following the Closing Date and (b) the closing date of any permanent financing; PROVIDED, HOWEVER, that if the Company shall have failed to raise permanent financing before the date set forth in (a) above, outstanding loans under the Bridge Loan Facility shall be converted (such date, the "CONVERSION DATE"), subject to the conditions outlined under "Conditions to Conversion of the Bridge Loans", as follows: the Holdings Bridge Loan shall be converted into a senior unsecured Holdings term loan (the "HOLDINGS TERM LOAN") and the Company Bridge Loan shall be converted into a senior subordinated Company term loan (the "COMPANY TERM LOAN" and, together with the Holdings Term Loan, the "TERM LOANS" and, collectively with the Bridge Loans, the "FACILITY") with a maturity on the eighth anniversary of the Closing Date, in the case of the Holdings Term Loan and the eighth anniversary of the Closing Date, in the case of the Company Term Loan.

CONVERSION FEES:                   3.25% of the accreted value of the initial
                                   amount of the Holdings Term Loan and 2.75% of the initial principal amount of the Company Term Loan.

USE OF PROCEEDS:                   To finance the Acquisition, to effect the
                                   Refinancing and to pay related fees and
                                   expenses.


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                                         -3-


FUNDING DATE:                      Simultaneous with the Closing Date (the
                                   "FUNDING DATE").

INTEREST RATE:

Holdings Bridge Loan and
Holdings Term Loan:                No interest shall accrue on the Holdings
                                   Bridge Loan. No interest shall accrue on the Holdings Term Loan until the fifth anniversary of the Funding Date. The
                                   Holdings Bridge Loan and the Holdings Term
                                   Loan, as the case may be, shall accrete at the rate of three-month LIBOR, reset monthly, plus initially 7.00% PER ANNUM (the
                                   "INTEREST RATE") and which spread over LIBOR shall automatically increase by 0.50% for each period of 90 days (or portion thereof) that the Holdings Bridge Loan or the Holdings Term Loan, as the case may be, is outstanding; PROVIDED, HOWEVER, that the rate of accretion shall not exceed 18.00%
                                   PER ANNUM at any time. At any time on or after the Conversion Date, the Holdings Term
                                   Loan shall, at the election of the Lender, accrete at a fixed rate PER ANNUM equal to the Holdings Fixed Rate then in effect. The
                                   "HOLDINGS FIXED RATE", as of any date of determination, shall be a rate of accretion
                                   PER ANNUM equal to the then effective yield on U.S. Treasury securities having ten year maturities plus 9.25%. The accretion on the Holdings Bridge Loan and the Holdings Term
                                   Loan until the fifth anniversary of the
                                   Funding Date shall be on a quarterly bond equivalent basis. From and after the fifth anniversary of the Funding Date, interest will accrue on the accreted value of the Holdings Term Loan and be payable


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                                         -4-


                                   in cash, quarterly, at an interest rate
                                   computed on the same basis as the
                                   computation of the accretion rate above.

Company Bridge Loan and
Company Term Loan:                 The Company Bridge Loan and the Company Term
                                   Loan, as applicable, shall bear interest at the rate of three-month LIBOR, reset monthly, plus initially 4.75% PER ANNUM (the
                                   "INTEREST RATE") and which spread over LIBOR shall automatically increase by 0.50% for each period of 90 days (or portion thereof) that the Company Bridge Loan or the Company
                                   Term Loan, as the case may be, is
                                   outstanding; PROVIDED, HOWEVER, that the interest rate shall not exceed 16.00% PER
                                   ANNUM at any time. At any time on or after the Conversion Date, the Company Term Loan shall, at the election of the Lender, bear interest at a fixed rate PER ANNUM equal to the Company Fixed Rate then in effect. The
                                   "COMPANY FIXED RATE", as of any date of
                                   determination, shall be a rate of interest
                                   PER ANNUM equal to the then effective yield on U.S. Treasury securities having ten year maturities plus 7.00%.

Generally:                         Interest on the Company Bridge Loan and the
                                   Term Loans shall be payable on a quarterly basis. Interest on the Company Bridge Loan and the Term Loans will be paid in cash if the interest rate is less than or equal to 14.00% per annum with any interest in excess of 14.00% and less than or equal to 16.00% payable in additional loans having terms and provisions identical to the Company Bridge
                                   Loan or the applica-


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                                         -5-


                                   ble Term Loan, as the case may be.

RANKING: The obligations of Holdings under the Holdings Bridge Loan and Holdings Term Loan will be a senior unsecured obligation and will rank PARI PASSU as to payment with all other unsubordinated indebtedness of Holdings and senior to any subordinated indebtedness of Holdings.

                                   The obligations of the Company under the Company Bridge Loan and the Company Term Loan will be senior subordinated obligations of the Company and will rank: (i) PARI PASSU with all other senior subordinated indebtedness of the Company, (ii) senior to any subordinated indebtedness of the Company and (iii) subordinated in right of payment to (a) obligations of the Company under any unsubordinated indebtedness for borrowed money and any refinancing therof; and (b) any interest rate protection agreements or similar obligations relating to such indebtedness.

OPTIONAL PREPAYMENT:               The Borrower may prepay the Bridge Loans, in
                                   whole or in part, at any time at 100% of the accreted value thereof, in the case of the Holdings Bridge Loan, and at 100% of the principal amount thereof plus accrued interest thereon, in the case of the Company
                                   Bridge Loan, plus in each case customary breakage costs. The Term Loans shall be subject to prepayment restrictions and premiums typical for term loans of this type and any high yield debt securities issued


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                                         -6-


                                   in exchange for the Term Loans shall have prepayment restrictions and premiums typical for similar debt securities.

MANDATORY PREPAYMENT:              Net proceeds of sales of debt securities or
                                   equity securities in a public offering or private placement by the Borrower shall be used to prepay the Bridge Loans (plus accrued interest in the case of the Company
                                   Bridge Loan) and any other amount payable thereunder to the full extent of net proceeds so received. The Lender shall have sole discretion in determining which Bridge
                                   Loans (and the amounts thereof) will be
                                   repaid with such proceeds or otherwise.  The
                                   Borrower will be required to make an offer to repay the Bridge Loans or the Term Loans, as the case may be, upon the occurrence of a Change of Control (to be defined).

VOTING: Amendments and waivers of the Bridge Loan Facility will require the approval of Lenders holding more than 50% of the aggregate amount of loans and commitments under the Bridge Loan Facility; provided, that, the consent of each Lender affected shall be required for (i) reductions of principal, interests or fees or increases of commitments, or (ii) extension of the maturity of any loans.

PARTICIPATION/ASSIGNMENT:          Assignments of loans and commitments to
                                   other Lenders or their affiliates may be made without restriction and with no minimum amounts. Assignments of loans


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                                         -7-


                                   and commitments to other financial
                                   institutions are subject to the consent of the Borrower and the Agent (not to be unreasonably withheld) and must be in minimum amounts of $5 million. The Agent will receive a processing fee of $3,500 per each assignment payable by the assignor and/or the assignee. Participations will be unrestricted; voting rights of participants will be limited to matters requiring the consent of each Lender affected (as set forth in "Voting" above).

CONDITIONS TO CONVERSION
  OF THE BRIDGE LOAN:              One year after the Funding Date, unless
                                   (A) Holdings, the Company or any significant subsidiary thereof is subject to a bankruptcy or other insolvency proceeding,
                                   (B) there exists a matured default with
                                   respect to the Bridge Loans or (C) there exists a default in the payment when due at final maturity of any indebtedness
                                   (excluding the indebtedness under the Bridge
                                   Loans) of Holdings, the Company or any of its subsidiaries, or the maturity of such indebtedness shall have been accelerated, the Bridge Loans shall automatically be converted into the Term Loans; PROVIDED, HOWEVER, that if an event described in clause (C) is continuing at the scheduled
                                   Conversion Date but the applicable grace period, if any, set forth in the events of default provision of the Bridge Loans has not expired, the Conversion Date shall be deferred until the earlier to occur of
                                   (i) the cure of such event or (ii) the
                                   expiration of any applicable grace period.


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                                         -8-


DEBT SECURITY EXCHANGE:            The Lender may at any time after the
                                   Conversion Date require that the Borrower exchange all or a portion of any Term Loan for an equal principal amount of long-term notes which shall bear interest at the Holdings Fixed Rate or the Company Fixed
                                   Rate, as the case may be, determined at such time, and shall have similar terms and conditions to high yield debt securities issued for cash in the then prevailing market and acceptable to the Lender and shall in addition provide customary registration rights, including, without limitation, a registered exchange offer.

COVENANTS:                         The Financing Documentation will contain
                                   customary affirmative and negative
                                   covenants, including, without limitation, restrictions on the ability of Holdings, the Borrower and its subsidiaries to incur additional indebtedness, pay certain dividends and make certain other restricted payments and investments, impose restrictions on the ability of the Borrower's subsidiaries to pay dividends or make certain payments to the Borrower, create liens, enter into transactions with affiliates, enter into transactions resulting in a change of control, merge, consolidate or transfer substantially all of their respective assets, and maintain certain financial ratios and meet other financial tests, in each case satisfactory to the Lender. Further, during the term of the Bridge Loans, the covenants will be more restrictive than the covenants applicable to the Term Loans.


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                                         -9-


REPRESENTATIONS AND
  WARRANTIES:                      Customary for transactions of this type, in
                                   each case satisfactory to the Lender.

CONDITIONS PRECEDENT:              Customary for transactions of this type, in
                                   each case satisfactory to the Lender.

EVENTS OF DEFAULT:                 Customary for transactions of this type,
                                   including, without limitation, payment
                                   defaults, covenant defaults, bankruptcy and insolvency, judgments, cross acceleration of and failure to pay at final maturity other indebtedness, subject to, in certain cases, notice and grace provisions, in each case satisfactory to the Lender.

GOVERNING LAW AND FORUM:           The State of New York.

INDEMNIFICATION AND
  EXPENSE REIMBURSEMENT:           Customary for transactions of this type, in
                                   each case satisfactory to the Lender.

                                                                         ANNEX A


Set forth below is an outline of the actions contemplated to occur in connection with the consummation of the tender offer pursuant to the Agreement and Plan of Merger ("Merger Agreement") among Coal Ventures, Inc., Ziegler Acquisition Corp. and Ziegler Coal Holding Company ("Ziegler") and the related financing. On a date before the scheduled date for acceptance and payment (the "Closing Date") for the number of shares representing at least 90% of the outstanding shares of Ziegler, all documentation relating to the Credit Facility shall have been finalized and executed, to be held in escrow. The security documents necessary to pledge, or grant a security interest in, the assets of Ziegler will be executed by the persons to become the officers of the post-acquisition Ziegler entity. Following the acceptance and payment for the tendered shares, (i) the resignation of the Ziegler directors will immediately become effective and the Borrower will elect a new Board and (ii) the Merger will be effected as soon as practicable thereafter. Promptly upon the Effective Time the security documents will be released from escrow and will be filed or recorded as promptly as practicable thereafter. Counsel for UBS AG, Stamford Branch ("UBS"), and the Lenders shall be satisfied that, after the tender offer is consummated, and upon the filing of the necessary security documents, the Lenders will have a perfected first priority security interest. Capitalized terms not define herein have the meanings ascribed to them in the Commitment Letter dated August 3, 1998 between Warburg Dillon Read LLC, UBS, and Coal Ventures, Inc. ("Borrower").


Pre-Closing Date:   -  Financing documents (including all security documents)
                    finalized.  Executed and placed in escrow.

                    - Borrower receives tender of shares representing at least 90% of outstanding Ziegler shares.

Closing Date:       -  Tender of shares accepted by Borrower.

                    - Credit Agreement becomes effective, Lenders transmit funds to the depository.

                    - Tendered Shares released to Borrower; Resignation of directors of Ziegler pursuant to terms of Merger Agreement becomes effective.; New Ziegler directors approve merger; merger certificate filed in Delaware

                    -  Security documents become effective.

                    -  Filing of security documents commences.